Mail Stop 4561

October 25, 2007

VIA U.S. MAIL AND FAX (305)856-7342

Lawrence I. Rothstein
Director, President, Treasurer, Secretary and Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, Florida 33133

> **Re:** **HMG/Courtland Properties, Inc**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 14, 2007**
> **File No. 001-07865**

Dear Mr. Rothstein:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Comprehensive Income, page 26

1.   Tell us how you determined that it would be appropriate to present net gain from investments in marketable securities, net income from other investments, and interest, dividend and other income as components of revenues. Reference is made to Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page 28

2.   Explain to us how you determined that net proceeds from sales and redemptions of securities and increase in investments in marketable securities should be classified as cash flows from operating activities rather than cash flows from investing activities. Reference is made to SFAS 95.

5. Other Investments, page 42

3.   We note your disclosure that your investments accounted for using the cost method include investments in limited partnerships. Additionally, it appears from your disclosure that certain of your investments exceed 5% of the outstanding equity of the partnership. Tell us how you applied the guidance in EITF D-46 in determining that you are not required to use the equity method to account for your investments in these entities. In your response provide us with a detailed list of all investments accounted for using the cost method and the Company's ownership percentage in those entities.

14. Stock-Based Compensation, page 51

4.   Tell us whether you have adopted SFAS 123(R) which was effective for small business issuers as of the beginning of the first interim or annual period that begins after December 15, 2005. Additionally, tell us what transition method the Company has adopted under SFAS 123(R) and the impact the adoption of this statements had on your financial statements for the year ended December 31, 2006.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief